


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


16003637

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
404

SEC FILE NUMBER
8- 26614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/15   AND ENDING   12/31/15
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL BROKERAGE CORPORATION

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6620 WEST BROAD STREET, BUILDING 2
                                      (No. and Street)

RICHMOND	VA	23230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BONNIE TURNER   (804) 281-6171
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
                        (Name – *if individual, state last, first, middle name*)

1021 EAST CARY STREET, SUITE 2000	RICHMOND	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, PAUL HALEY , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CAPITAL BROKERAGE CORPORATION , as

of DECEMBER 31 , 20 15 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Signature

PRESIDENT AND CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Report of Independent Registered Public Accounting Firm

The Board of Directors
Capital Brokerage Corporation:

We have audited the accompanying statement of financial condition of Capital Brokerage Corporation as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital Brokerage Corporation as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Richmond, Virginia
February 24, 2016

CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition

December 31, 2015

(Dollar amounts in thousands, except share amounts)

Assets

Cash and cash equivalents	$	6,157
Commissions receivable		1,537
Other assets		55
Total assets	$	7,749

Liabilities and Shareholder's Interest

Liabilities:

Accounts payable and accrued liabilities		18
Current income taxes payable to affiliate		280
Total liabilities	$	298

Shareholder's interest:

Common stock ($1 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares)		10
Additional paid-in capital		1,935
Retained earnings		5,506
Total shareholder's interest		7,451
Total liabilities and shareholder's interest	$	7,749

See accompanying notes to financial statements.

CAPITAL BROKERAGE CORPORATION

Notes to Financial Statements

December 31, 2015

(Dollar amounts in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Capital Brokerage Corporation, (the Company or CBC), a Washington corporation, was incorporated on July 10, 1981, and is registered as a broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation, an indirect, wholly owned subsidiary of Genworth Financial, Inc (Genworth).

The Company is an underwriting broker/dealer and is subject to the rules and regulations of the Securities and Exchange Commission, including Net Capital Rule 15c3-1. Based on the Company's broker dealer status and operations, the Company meets the exemption requirement from Rule 15c3-3(k)(1), as the Company does not obtain or maintain physical possession or control of customers' securities or accounts.

(b) Revenues and Expenses

In 2015, a majority of the Company's revenues were derived from related parties. The Company acts as the principal underwriter (as defined in the Investment Company Act of 1940) of flexible and single premium variable life insurance and variable annuity contracts issued by various affiliated insurance companies. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operation had the Company operated on an autonomous basis during the year ended December 31, 2015.

Revenue and expenses related to the sale of variable life insurance and variable annuity products of affiliated insurance companies are recorded on the accrual basis, based on the trade date, as commissions from and commission on, respectively, affiliate insurance product sales in the statement of income.

Commissions from other product sales are derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies. Commissions are accounted for on an accrual basis.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(d) Commissions Receivable

The Company does not carry commissions receivable balances greater than 90 days.

(e) Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2015 and, therefore, has not included a statement of changes for such activities.

3

(Continued)

(f)   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

(g)   Income Taxes

The Company is currently included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that allocates tax liability on a separate company basis, but provides benefit for current utilization of losses and credits.

The Company is included in 25 combined/unitary state and city income tax returns of Genworth and files separate state income tax returns in 19 states. The Company calculates its state income tax rate based on its separate state return filings and its portion of the combined/unitary state returns. For 2015, the Company had a blended state income tax rate of 5.91%.

Deferred tax assets and/or liabilities, if any, are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

(2)   Income Taxes

The total federal and state income tax expense for the year ended December 31, 2015 consisted of the following components:

Current federal income tax expense	$	661
Current state income tax expense		125
Total current federal and state income tax expense	$	786

The following reconciles the federal statutory tax rate of 35% to the reported income tax:

Expected federal income tax expense computed at statutory corporate tax rate	$	35.0%
State income tax, net of federal benefit		4.0
Total federal and state income tax expense	$	39.0%

Based on an analysis of the Company's tax position, there were no deferred tax assets, and therefore, no valuation allowance for the deferred tax assets is deemed necessary as of December 31, 2015.

4

(Continued)

The Company has a current income tax liability of $280 as of December 31, 2015.

As of January 1, 2015 and December 31, 2015, the Company had no unrecognized tax benefits. Accordingly, there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2015 statement of financial condition includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax expense.

The Company files U.S. Federal income tax returns (included in Genworth's consolidated returns) and various state and local tax returns. The Company generally is no longer subject to U.S. federal or foreign income tax examinations for tax years through 2011.

(3) Financial Instruments

The financial instruments of the Company are reported in the Statement of Financial Condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(4) Related-Party Transactions

The Company's commission revenue and commission expenses of $62,135 were derived from flexible and single premium variable life insurance and variable annuity contracts issued by Genworth Life and Annuity Insurance Company (GLAIC) and Genworth Life Insurance Company of New York.

The Company has a service fee agreement with GLAIC, whereby the Company will reimburse GLAIC $1,800, per quarter for a total of $7,200 for the year related to the underwriting, distributing, and servicing of GLAIC variable annuity products. The Company also incurs and pays other, non-management fee related expenses to affiliates. Both of these fees are included in management fees to affiliate.

The Company paid dividends to GNA Corporation in the amount of $2,500 in 2015.

(5) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position or results of operations.

(Continued)

CAPITAL BROKERAGE CORPORATION

Notes to Financial Statements

December 31, 2015

(Dollar amounts in thousands)

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $5,736 which was $5,716 in excess of its required minimum net capital of $20. As of December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was .05 to 1.

(7) Subsequent Event

On February 18, 2016, the Company declared a $1,000 dividend payable to GNA Corporation. The dividend will be paid as soon as practical after February 29, 2016.

The Company has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2015 financial statements through February 24, 2016, the date the financial statements were issued, noting no additional matters requiring disclosure.

6

CAPITAL BROKERAGE CORPORATION

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

(Dollar amounts in thousands)

Net capital:		
Total shareholder's interest	$	7,451
Deduction of nonallowable assets and net capital adjustments:		
Commissions receivable		(1,537)
Other assets		(55)
Haircut on cash equivalents		(123)
Net capital		5,736
Total aggregate indebtedness		298
Computation of basic net capital requirement:		
Greater of:		
6-2/3% of total aggregate indebtedness or		20
Minimum net capital requirements of Company		5
Net capital requirement		20
Excess net capital – net capital less net capital requirement	$	5,716
Excess net capital at 1,000% – net capital less 10% of total aggregate indebtedness	$	5,706
Ratio of aggregate indebtedness to net capital		0.05 to 1

Note: The above calculation does not materially differ from the computation of net capital under
Rule 15c3-1 filed with the Financial Industry Regulatory Authority (FINRA) as of
and for the year ending December 31, 2015.

See accompanying report of independent registered public accounting firm.

CAPITAL BROKERAGE CORPORATION

Financial Statements and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)